Exhibit 1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2011 and 2010 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2011 and 2010, and have expressed a unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 27, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2011		2010
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$61,283,240	14	$84,700,525	19
Financial assets at fair value through profit or loss (Notes 2 and 5)	6,094	—	34,278	—
Available-for-sale financial assets (Notes 2 and 6)	1,974,606	1	1,030,500	—
Held-to-maturity financial assets (Notes 2 and 7)	1,201,301	—	1,963,608	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,398,470 thousand in 2011 and $2,528,044 thousand in 2010 (Notes 2 and 8)	20,526,988	5	12,948,183	3
Receivables from related parties (Note 23)	867,782	—	466,422	—
Other monetary assets (Note 9)	1,913,684	1	2,094,714	1
Inventories, net (Notes 2 and 10)	1,451,778	—	1,120,024	—
Deferred income tax assets (Notes 2 and 20)	51,846	—	53,838	—
Other current assets (Notes 11 and 23)	4,342,301	1	3,489,243	1

Total current assets	93,619,620	22	107,901,335	24

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	12,756,948	3	11,066,543	2
Financial assets carried at cost (Notes 2 and 13)	2,244,593	1	2,305,354	1
Held-to-maturity financial assets (Notes 2 and 7)	13,494,891	3	8,408,090	2
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	29,496,432	7	22,779,987	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,386,926	23	101,709,013	23
Land improvements	1,552,549	—	1,554,776	—
Buildings	65,954,833	15	65,720,709	15
Computer equipment	14,435,797	3	15,422,954	3
Telecommunications equipment	653,730,240	151	654,890,287	147
Transportation equipment	2,524,245	1	2,371,493	1
Miscellaneous equipment	6,584,655	2	6,968,946	2
Total cost	846,169,245	195	848,638,178	191
Revaluation increment on land	5,762,535	2	5,800,701	1
	851,931,780	197	854,438,879	192
Less: Accumulated depreciation	568,061,502	131	565,756,859	127
	283,870,278	66	288,682,020	65
Construction in progress and advances related to acquisition of equipment	13,459,107	3	12,014,639	3

Property, plant and equipment, net	297,329,385	69	300,696,659	68

INTANGIBLE ASSETS (Note 2)
3G concession	5,240,262	1	5,988,870	1
Others	722,749	—	447,294	—

Total intangible assets	5,963,011	1	6,436,164	1

OTHER ASSETS
Idle assets (Note 2)	878,896	—	878,896	—
Refundable deposits	1,656,096	—	1,478,342	1
Deferred income tax assets (Notes 2 and 20)	254,934	—	398,050	—
Others (Note 23)	4,099,496	1	3,817,546	1

Total other assets	6,889,422	1	6,572,834	2

TOTAL	$433,297,870	100	$444,386,979	100

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$3,665	—	$—	—
Trade notes and accounts payable	11,425,662	3	8,754,445	2
Payables to related parties (Note 23)	3,456,719	1	2,407,985	—
Income tax payable (Notes 2 and 20)	3,336,087	1	4,411,541	1
Accrued expenses (Note 16)	17,165,393	4	17,262,155	4
Due to stockholders for capital reduction (Note 18)	—	—	19,393,617	4
Other current liabilities (Note 17)	19,242,436	4	16,051,057	4

Total current liabilities	54,629,962	13	68,280,800	15

DEFERRED INCOME	2,577,462	—	2,588,910	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,437,136	1	1,283,022	—
Customers’ deposits (Note 23)	4,967,605	1	5,853,704	1
Deferred credits - profit on intercompany transactions (Note 23)	539,243	—	1,440,007	1
Others	320,450	—	266,808	—

Total other liabilities	7,264,434	2	8,843,541	2

Total liabilities	64,566,844	15	79,808,237	18

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value; Authorized: 12,000,000 thousand shares Issued: 7,757,447 thousand shares	77,574,465	18	77,574,465	18
Additional paid-in capital
Capital surplus	169,496,289	39	169,496,289	38
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	26,830	—	5,643	—
Total additional paid-in capital	169,536,289	39	169,515,102	38
Retained earnings
Legal reserve	66,122,145	15	61,361,255	14
Special reserve	2,675,894	1	2,675,894	—
Unappropriated earnings	47,068,830	11	47,615,807	11
Total retained earnings	115,866,869	27	111,652,956	25
Other adjustments
Cumulative translation adjustments	(38,918)	—	(102,885)	—
Unrecognized net loss of pension	(38,106)	—	(40,182)	—
Unrealized gain on financial instruments	67,674	—	176,048	—
Unrealized revaluation increment	5,762,753	1	5,803,238	1
Total other adjustments	5,753,403	1	5,836,219	1

Total stockholders’ equity	368,731,026	85	364,578,742	82

TOTAL	$433,297,870	100	$444,386,979	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2011		2010
	Amount	%	Amount	%

NET REVENUES (Note 23)	$192,462,104	100	$186,410,943	100

OPERATING COSTS (Note 23)	106,887,392	55	98,675,571	53

GROSS PROFIT	85,574,712	45	87,735,372	47

OPERATING EXPENSES (Note 23)
Marketing	27,472,129	14	25,325,544	13
General and administrative	3,449,054	2	3,396,438	2
Research and development	3,413,032	2	3,261,176	2

Total operating expenses	34,334,215	18	31,983,158	17

INCOME FROM OPERATIONS	51,240,497	27	55,752,214	30

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	2,097,064	1	778,664	1
Gain on disposal of property, plant and equipment, net	1,207,582	1	—	—
Interest income	655,080	—	445,894	—
Foreign exchange gain, net	63,033	—	6,798	—
Dividend income	15,378	—	17,156	—
Others	312,433	—	236,679	—

Total non-operating income and gains	4,350,570	2	1,485,191	1

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on assets	98,500	—	61,323	—
Loss on disposal of financial instruments, net	56,016	—	385,544	—
Valuation loss on financial instruments, net	31,849	—	11,626	—
Interest expense	222	—	75,458	—
Loss on disposal of property, plant and equipment, net	—	—	208,878	—
Others	25,842	—	56,511	—

Total non-operating expenses and losses	212,429	—	799,340	—

INCOME BEFORE INCOME TAX	55,378,638	29	56,438,065	31

INCOME TAX EXPENSE (Notes 2 and 20)	8,310,263	5	8,829,165	5

NET INCOME	$47,068,375	24	$47,608,900	26

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2011		2010
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$7.11	$6.04	$5.82	$4.91
Diluted earnings per share	$7.09	$6.03	$5.80	$4.89

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

							Other Adjustments
									Unrealized
				Retained Earnings			Cumulative	Unrecognized	Gain (Loss) on	Unrealized	Total
	Common Stock		Additional			Unappropriated	Translation	Net Loss of	Financial	Revaluation	Stockholders’
	Shares	Amount	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Adjustments	Pension	Instruments	Increment	Equity
	(Thousands)

BALANCE, JANUARY 1, 2010	9,696,808	$96,968,082	$169,509,763	$56,987,241	$2,675,894	$43,749,962	$7,626	$(43,750)	$(447,129)	$5,803,446	$375,211,135

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	(208)	(208)

Appropriation of 2009 earnings
Legal reserve	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—
Cash dividends - NT$4.06 per share	—	—	—	—	—	(39,369,041)	—	—	—	—	(39,369,041)

Capital reduction (Note 18)	(1,939,361)	(19,393,617)	—	—	—	—	—	—	—	—	(19,393,617)

Net income in 2010	—	—	—	—	—	47,608,900	—	—	—	—	47,608,900

Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	176,916	—	176,916

Equity adjustments in investees	—	—	5,339	—	—	—	—	—	—	—	5,339

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(110,511)	—	—	—	(110,511)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	3,568	—	—	3,568

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	446,261	—	446,261

BALANCE, DECEMBER 31, 2010	7,757,447	77,574,465	169,515,102	61,361,255	2,675,894	47,615,807	(102,885)	(40,182)	176,048	5,803,238	364,578,742

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	(40,485)	(40,485)

Appropriation of 2010 earnings
Legal reserve	—	—	—	4,760,890	—	(4,760,890)	—	—	—	—	—
Cash dividends - NT$5.52 per share	—	—	—	—	—	(42,854,462)	—	—	—	—	(42,854,462)

Net income in 2011	—	—	—	—	—	47,068,375	—	—	—	—	47,068,375

Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	(204,555)	—	(204,555)

Equity adjustments in investees	—	—	21,187	—	—	—	—	—	—	—	21,187

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	63,967	—	—	—	63,967

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	2,076	—	—	2,076

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	96,181	—	96,181

BALANCE, DECEMBER 31, 2011	7,757,447	$77,574,465	$169,536,289	$66,122,145	$2,675,894	$47,068,830	$(38,918)	$(38,106)	$67,674	$5,762,753	$368,731,026

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,068,375	$47,608,900
Impairment loss on assets	98,500	61,323
Provision for doubtful accounts	109,292	227,057
Depreciation and amortization	31,914,060	33,647,930
Amortization of premium of financial assets	60,047	37,200
Loss on disposal of financial instruments, net	56,016	385,544
Valuation loss on financial instruments, net	31,849	11,626
Loss (gain) on disposal of property, plant and equipment, net	(1,207,582)	208,878
Loss arising from natural calamities	985	18,553
Equity in earnings of equity method investees, net	(2,097,064)	(778,664)
Dividends received from equity investees	532,857	278,677
Deferred income taxes	145,108	7,235
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(52,997)	33,173
Trade notes and accounts receivable	(7,677,485)	(2,095,986)
Receivables from related parties	(401,360)	(83,204)
Other monetary assets	170,419	(336,694)
Inventories	(331,754)	66,499
Other current assets	(279,830)	(394,960)
Increase (decrease) in:
Trade notes and accounts payable	2,302,505	1,230,002
Payables to related parties	1,052,073	484,481
Income tax payable	(1,075,454)	253,555
Accrued expenses	(98,177)	762,095
Other current liabilities	1,829,477	1,470,186
Deferred income	(11,448)	105,146
Accrued pension liabilities	154,114	75,065

Net cash provided by operating activities	72,292,526	83,283,617

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,113,994)	(2,289,718)
Proceeds from disposal of available-for-sale financial assets	2,263,889	17,931,915
Acquisition of held-to-maturity financial assets	(6,543,575)	(6,917,141)
Proceeds from disposal of held-to-maturity financial assets	2,159,034	1,537,500
Acquisition of financial assets carried at cost	(45,239)	(79,306)
Capital reduction of financial assets carried at cost	7,500	—
Acquisition of investments accounted for using equity method	(1,060,192)	(320,740)
Proceeds from capital reduction of investments accounted for using equity method	815,827	—
Acquisition of property, plant and equipment	(26,484,469)	(24,303,478)
Proceeds from disposal of property, plant and equipment	648,629	21,029

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	2011	2010

Increase in intangible assets	$(538,599)	$(265,374)
Increase in other assets	(736,345)	(3,233,515)

Net cash used in investing activities	(32,627,534)	(17,918,828)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(887,839)	(33,489)
Increase in other liabilities	53,641	41,695
Cash dividends paid	(42,854,462)	(39,369,041)
Capital reduction	(19,393,617)	(9,696,808)

Net cash used in financing activities	(63,082,277)	(49,057,643)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,417,285)	16,307,146

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	84,700,525	68,393,379

CASH AND CASH EQUIVALENTS, END OF YEAR	$61,283,240	$84,700,525

SUPPLEMENTAL INFORMATION
Interest paid	$222	$68,766
Income tax paid	$9,240,609	$8,568,375

NON-CASH FINANCING ACTIVITIES
Reclassification from common capital stock to due to stockholders for capital reduction	$—	$19,393,617

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$27,846,188	$22,945,900
Decrease (increase) in payables to suppliers	(1,361,719)	1,357,578
	$26,484,469	$24,303,478

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.            GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

The MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”) and released the stock to the staff.  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of December 31, 2011 and 2010, the Company had 24,664 and 24,474 employees, respectively.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  A regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  Swap contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted average method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018.  The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

When an indication of impairment is identified for intangible assets, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”.  Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants.  Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans.  Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs.  Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive:  (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets.  If the amount determined by above calculation is negative, it is viewed as prepaid pension cost.  The prepaid pension cost is measured at the lower of:  (a) the amount determined above, and (b) the sum of the following amounts:  (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the Company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from, research and development are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred.  The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

3.            EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.  There was no effect on the net income and after-tax basic earnings per share for the year ended December 31, 2011 as a result of the adoption of SFAS No. 34.

4.            CASH AND CASH EQUIVALENTS

	December 31
	2011	2010

Cash
Cash on hand	$83,922	$72,994
Bank deposits	2,224,474	3,178,461
Negotiable certificate of deposit, annual yield rate - ranging from 0.80-1.05% and 0.52-0.61% for 2011 and 2010, respectively	41,450,000	53,150,000
	43,758,396	56,401,455

(Continued)

	December 31
	2011	2010

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.70% and 0.41-0.43% for 2011 and 2010, respectively	$17,225,365	$25,410,753
Treasury bills, annual yield rate - ranging from 0.70% and 0.42-0.43% for 2011 and 2010, respectively	299,479	2,888,317
	17,524,844	28,299,070

	$61,283,240	$84,700,525

(Concluded)

As of December 31, 2011 and 2010, foreign deposits in bank were as following:

	December 31
	2011	2010

United States of America - New York (US$2,467 thousand and US$1,535 thousand for 2011 and 2010, respectively)	$74,693	$44,714

5.            FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2010

Derivatives - financial assets
Currency swap contracts	$6,094	$34,278

Derivatives - financial liabilities
Currency swap contracts	$3,665	$—

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates.  However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of December 31, 2011 and 2010 were as follows:

	Currency	Maturity Period	Contract Amount
(In Thousands)
December 31, 2011

Currency swap contracts	USD/NTD	2012.01-03	USD43,000/NTD1,306,834
	USD/NTD	2012.01-02	USD19,000/NTD571,280
December 31, 2010

Currency swap contracts	USD/NTD	2011.01-03	USD25,000/NTD767,274

Net gain arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2011 and 2010 were $84,847 thousand (including realized settlement loss of $52,998 thousand and valuation loss of $31,849 thousand) and $60,774 thousand (including realized settlement gain of $33,173 thousand and valuation gain of $27,601 thousand), respectively.

6.            AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2011	2010

Open-end mutual funds	$1,974,606	$1,030,500

For the years ended December 31, 2011 and 2010, movements of unrealized gain or loss on financial instruments were as follows:

	Year Ended December 31
	2011	2010

Balance, beginning of year	$(20,542)	$(466,803)
Recognized in stockholders’ equity	94,003	27,544
Transferred to profit or loss	2,178	418,717

Balance, end of year	$75,639	$(20,542)

7.            HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2011	2010

Corporate bonds, nominal interest rate ranging from 1.20-2.98% and 1.20-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 0.83-2.89% and 1.00-2.95% for 2011 and 2010, respectively	$13,790,447	$9,867,863
Bank debentures, nominal interest rate ranging from 1.37-1.60% and 1.60-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25-1.40% and 1.25-2.45% for 2011 and 2010, respectively	905,745	503,835
	14,696,192	10,371,698
Less: Current portion	1,201,301	1,963,608

	$13,494,891	$8,408,090

8.            ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2011	2010

Balance, beginning of year	$2,528,044	$2,774,868
Provision for doubtful accounts	98,680	213,128
Accounts receivable written off	(228,254)	(459,952)

Balance, end of year	$2,398,470	$2,528,044

9.            OTHER MONETARY ASSETS - CURRENT

	December 31
	2011	2010

Accrued custodial receipts of MOD service	$119,295	$53,437
Accrued custodial receipts from other carriers	3,076	386,690
Other receivables	1,791,313	1,654,587

	$1,913,684	$2,094,714

10.         INVENTORIES

	December 31
	2011	2010

Work in process	$808,957	$766,270
Merchandise	642,821	353,754

	$1,451,778	$1,120,024

The operating costs related to inventories were $10,852,608 thousand (including the valuation loss on inventories of $175,913 thousand) and $9,737,990 thousand (including the valuation loss on inventories of $11,956 thousand) for the years ended December 31, 2011 and 2010, respectively.

11.         OTHER CURRENT ASSETS

	December 31
	2011	2010

Spare parts	$2,305,655	$1,796,921
Prepaid rents	933,796	785,576
Prepaid expenses	734,461	662,764
Miscellaneous	368,389	243,982

	$4,342,301	$3,489,243

12.         INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2011		2010
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship

Listed
Senao International Co., Ltd. (“SENAO”)	$1,542,361	28	$1,422,326	28
Non-listed
Light Era Development Co., Ltd. (“LED”)	4,222,858	100	2,971,474	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,742,779	89	1,929,694	89

(Continued)

	December 31
	2011		2010
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship

Donghwa Telecom Co., Ltd. (“DHT”)	$891,526	100	$515,915	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	708,745	100	703,276	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	659,128	100	1,399,258	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	608,933	40	556,360	40
CHIEF Telecom Inc. (“CHIEF”)	574,283	69	523,965	69
International Integrated System, Inc. (“IISI”)	257,371	33	266,490	49
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	255,121	30	246,220	30
Huada Digital Co., Ltd. (“HDD”)	250,689	50	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	194,344	100	187,462	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	187,755	100	—	100
Skysoft Co., Ltd. (“SKYSOFT”)	113,304	30	94,769	30
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	109,783	40	—	—
Spring House Entertainment Inc. (“SHE”)	101,142	56	81,881	56
Chunghwa Telecom Global, Inc. (“CHTG”)	86,433	100	63,779	100
KingWaytek Technology Co., Ltd. (“KWT”)	75,369	33	66,377	33
Smartfun Digital Co., Ltd. (“SFD”)	60,125	65	—	—
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	37,564	100	—	—
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	34,545	30	25,198	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	22,439	100	12,099	100
Chunghwa Sochamp Technology Inc. (“CHST”)	20,351	51	—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
	11,214,587		9,644,217

	$12,756,948		$11,066,543

(Concluded)

Chunghwa increased its investment in DHT for $360,216 thousand and $320,740 thousand in November 2011 and August 2010.  DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa Telcom Singapore Pte., Ltd. reduced its capital by $815,827 thousand in March 2011.  The reduction amount was received by Chunghwa.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and following the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.  Due to this loss of control, IISI was deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash and hold a 50% ownership of HDD.  HDD engages mainly in providing software service.

Chunghwa increased its investment in Prime Asia by $206,089 thousand in March and December 2011.  Prime Asia is operating as an investment company.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand cash and hold a 40% ownership of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

Chunghwa and United Daily News established a joint venture, SFD, in August 2011.  Chunghwa invested $65,000 thousand cash and hold a 65% ownership of SFD.  SFD mainly engages in sales of software.

Chunghwa has established CHTV in May 2011 by investing $43,847 thousand cash.  CHTV engages mainly in providing information and communications technology, international private leased circuit, and intelligent energy network service.

Chunghwa has invested in CHST for $20,400 thousand in June 2011.  The ownership of CHST is 51%.  CHST mainly engages in license plate recognition system.

Chunghwa has established New Prospect in March 2006.  The holding company is operating as investment company and Chunghwa has invested an amount of US$1 in the holding company for the year ended December 31, 2011.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of December 31, 2011 and 2010 was $6,660,549 thousand and $4,234,616 thousand, respectively.

The details of equity in earnings and losses of equity method investees were as follows:

	Year Ended December 31
	2011	2010

Light Era Development Co., Ltd. (“LED”)	$1,251,383	$44,797
Senao International Co., Ltd. (“SENAO”)	389,424	333,983
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	158,205	125,141
CHIEF Telecom Inc. (“CHIEF”)	106,974	76,759
Others	191,078	197,984

	$2,097,064	$778,664

The equity in earnings and losses for the years ended December 31, 2011 and 2010 were based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.         FINANCIAL ASSETS CARRIED AT COST

	December 31
	2011		2010
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	77,018	8	127,018	8
Innovation Works Development Fund, L.P. (“IWDF”)	73,154	4	38,035	13
iD Branding Ventures (“iDBV”)	67,500	8	75,000	8
Innovation Works Limited (“IW”)	31,391	2	21,271	7
CQi Energy Infocom Inc. (“CQi”)	6,000	18	20,000	18
RPTI International (“RPTI”)	—	10	34,500	10
Essence Technology Solution, Inc. (“ETS”)	—	7	—	7

	$2,244,593		$2,305,354

Chunghwa invested in IWDF for $38,035 thousand in June 2010.  IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.  Chunghwa made additional investment in IWDF for $35,119 thousand in October 2011.

iDBV reduced its capital by $7,500 thousand in December 2011.  The reduction amount was received by Chunghwa.

Chunghwa invested in IW for $10,565 thousand, $10,706 thousand and $10,120 thousand in June 2010, July 2010 and January 2011, respectively.  IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010.  CQi engages mainly in intelligent energy network management services.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in GMC, CQi and RPTI were impaired and recognized an impairment loss of $50,000 thousand, $14,000 thousand and $34,500 thousand in 2011, respectively.

The above investments do not have a quoted market price in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.         OTHER MONETARY ASSETS - NONCURRENT

	December 31
	2011	2010

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government.  This fund was used to finance various telecommunications infrastructure projects.

15.         PROPERTY, PLANT AND EQUIPMENT

	December 31
	2011	2010

Cost
Land	$101,386,926	$101,709,013
Land improvements	1,552,549	1,554,776
Buildings	65,954,833	65,720,709
Computer equipment	14,435,797	15,422,954
Telecommunications equipment	653,730,240	654,890,287
Transportation equipment	2,524,245	2,371,493
Miscellaneous equipment	6,584,655	6,968,946
Total cost	846,169,245	848,638,178
Revaluation increment on land	5,762,535	5,800,701
	851,931,780	854,438,879
Accumulated depreciation
Land improvements	1,040,885	1,003,811
Buildings	19,533,607	18,424,498
Computer equipment	10,619,313	11,761,168
Telecommunications equipment	530,368,705	527,138,287
Transportation equipment	1,252,360	1,635,491
Miscellaneous equipment	5,246,632	5,793,604
	568,061,502	565,756,859
Construction in progress and advances related to acquisition of equipment	13,459,107	12,014,639

Property, plant and equipment, net	$297,329,385	$300,696,659

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value as of July 1, 1999.  These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.  As of December 31, 2011, the unrealized revaluation increment was decreased to $5,762,753 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the years ended December 31, 2011 and 2010 amounted to $30,610,803 thousand and $32,459,110 thousand, respectively.  No interest expense was capitalized for the years ended December 31, 2011 and 2010.

Chunghwa reclassified the unused transportation equipment amounting to $61,323 thousand to idle assets and recognized the impairment loss of $61,323 thousand on those assets for the year ended December 31, 2010.

16.         ACCRUED EXPENSES

	December 31
	2011	2010

Accrued salary and compensation	$9,762,480	$9,974,505
Accrued franchise fees	2,246,265	2,191,174
Accrued employees’ bonuses and remuneration to directors and supervisors	2,084,632	2,189,118
Other accrued expenses	3,072,016	2,907,358

	$17,165,393	$17,262,155

17.         OTHER CURRENT LIABILITIES

	December 31
	2011	2010

Advances from subscribers	$10,538,171	$7,966,130
Payables to equipment suppliers	1,854,051	1,100,498
Payables to contractors	1,834,254	1,261,643
Amounts collected in trust for others	1,187,743	2,229,878
Refundable customers’ deposits	1,095,183	1,096,923
Others	2,733,034	2,395,985

	$19,242,436	$16,051,057

18.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand shares are issued and outstanding as of December 31, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of December 31, 2011, the outstanding ADSs representing 556,463 thousand common shares, which equaled approximately 55,646 thousand units and represented 7.17% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.             Exercise their voting rights,

b.             Sell their ADSs, and

c.              Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  However, the capital surplus from shares issued in excess of par (additional paid-in capital from issuance of common shares, conversion of bonds and treasury stock transactions) and donations may be capitalized, which however is limited to a certain percentage of the Company’s paid-in capital.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned capital surplus also may be distributed in cash.  The capital surplus from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the years ended December 31, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2010 and 2009 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 and June 18, 2010 as follows:

	Appropriation and Distribution		Dividend Per Share
	2010	2009	2010	2009

Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand paid by cash, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriation and distribution of the 2011 earnings of Chunghwa has been approved and resolved by the board of directors on March 27, 2012 as follows:

	Appropriation of Earnings	Dividends Per Share

Legal reserve	$4,706,838
Cash dividends	42,361,864	$5.46

The appropriation and distribution of the 2011 earnings, and the amounts for bonuses to employees and remuneration to directors and supervisors will be approved in the stockholders’ meeting on June 22, 2012.

Information on the bonus to employees, directors and supervisors is available on the Market Observation Post System website of the Taiwan Stock Exchange.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively registered with FSC.  The board of directors of Chunghwa were authorized to designate the record date of capital reduction as of October 26, 2010.  Subsequently, the stock transfer date of capital reduction was January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock.  The abovementioned 2009 capital increase proposal was effectively registered with FSC.  The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds.  The abovementioned 2009 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009.  Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010.  The amount due to stockholders for capital reduction was paid in February 2010.

19.         COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2011
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$12,151,863	$8,622,719	$20,774,582
Insurance	1,041,203	746,781	1,787,984
Pension	1,710,046	1,163,277	2,873,323
Other compensation	9,443,816	6,565,281	16,009,097

	$24,346,928	$17,098,058	$41,444,986

Depreciation expense	$28,921,464	$1,689,339	$30,610,803
Amortization expense	$1,171,397	$131,585	$1,302,982

	Year Ended December 31, 2010
	Operating	Operating
	Costs	Expenses	Total
Compensation expense
Salaries	$12,009,566	$8,401,230	$20,410,796
Insurance	1,003,278	705,193	1,708,471
Pension	1,674,175	1,125,841	2,800,016
Other compensation	9,544,031	6,601,653	16,145,684

	$24,231,050	$16,833,917	$41,064,967

Depreciation expense	$30,769,818	$1,689,292	$32,459,110
Amortization expense	$1,041,438	$147,102	$1,188,540

20.         INCOME TAX

a.             A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Year Ended December 31
	2011	2010

Income tax expense computed at statutory income tax rate	$9,414,368	$9,594,471
Add (deduct) tax effects of:
Permanent differences	(543,776)	(171,496)
Temporary differences	(122,783)	5,152
10% undistributed earning	45	1,286
Investment tax credits	(641,932)	(605,556)

Income tax payable	$8,105,922	$8,823,857

The balance of income tax payable as of December 31, 2011 and 2010 was shown net of prepaid income tax.

b.             Income tax expense consists of the following:

	Year Ended December 31
	2011	2010

Income tax payable	$8,105,922	$8,823,857
Income tax - separated	—	3,688
Income tax - deferred	145,108	7,235
Adjustments of prior years’ income tax	31,861	(5,615)
Other	27,372	—

	$8,310,263	$8,829,165

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010.  After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year.  This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

c.              Net deferred income tax assets (liabilities) consists of the following:

	December 31
	2011	2010

Current
Provision for doubtful accounts	$176,844	$239,720
Valuation loss on inventory	39,132	9,229
Unrealized accrued expense	25,786	51,310
Unrealized foreign exchange gain	(12,659)	(1,814)
Valuation gain on financial instruments, net	(413)	(5,827)
Other	—	940
	228,690	293,558
Valuation allowance	(176,844)	(239,720)

Net deferred income tax assets - current	$51,486	$53,838

Noncurrent
Accrued pension cost	$244,313	$298,495
Impairment loss	10,514	61,993
Abandonment of equipment not approved by National Tax Administration	107	37,562

Net deferred income tax assets - noncurrent	$254,934	$398,050

d.             The related information under the Integrated Income Tax System is as follows:

	December 31
	2011	2010

Balance of Imputation Credit Account (“ICA”)	$4,829,546	$4,502,203

The estimated and the actual creditable ratios distribution of Chunghwa’s 2011 and 2010 for earnings were 17.46% and 18.76%, respectively.  The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution.  The estimated ratio may change when the actual distribution of imputation credit is made.

e.              Undistributed earnings information

As of December 31, 2011 and 2010, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2007 have been examined by the ROC tax authorities.

21.         EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Outstanding (Thousand) (Denominator)	Income Before Income Tax	Net Income

Year ended December 31, 2011

Basic EPS:
Income attributable to stockholders	$55,378,638	$47,068,375	7,789,326	$7.11	$6.04
Effect of dilutive potential common stock
SENAO’s stock options	(8,928)	(8,928)	—
Employee bonus	—	—	21,279

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$55,369,710	$47,059,447	7,810,605	$7.09	$6.03

Year ended December 31, 2010

Basic EPS:
Income attributable to stockholders	$56,438,065	$47,608,900	9,696,808	$5.82	$4.91
Effect of dilutive potential common stock
SENAO’s stock options	(7,324)	(7,324)	—
Employee bonus	—	—	28,653

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$56,430,741	$47,601,576	9,725,461	$5.80	$4.89

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2011 and 2010.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the

Chunghwa’s shares of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2011 and 2010 were due to the effect of potential common stock of stock options by SENAO.

22.         PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of Chunghwa were $2,954,112 thousand ($2,803,589 thousand subject to defined benefit plan and $150,523 thousand subject to defined contribution plan) and $2,874,480 thousand ($2,744,914 thousand subject to defined benefit plan and $129,566 thousand subject to defined contribution plan) for the years ended December 31, 2011 and 2010, respectively.

Pension information of the defined benefit plan was summarized as follows:

a.             Components of net periodic pension cost

	Year Ended December 31
	2011	2010

Service cost	$2,759,070	$2,692,744
Interest cost	261,522	237,413
Expected return on plan assets	(212,981)	(181,189)
Amortization of unrecognized loss	(4,022)	(4,054)

	$2,803,589	$2,744,914

b.             Reconciliation between the fund status and accrued pension cost is summarized as follows:

	December 31
	2011	2010

Benefit obligation
Vested benefit obligation	$(12,527,833)	$(10,067,186)
Non-vested benefit obligation	(4,234,319)	(3,618,185)
Accumulated benefit obligation	(16,762,152)	(13,685,371)
Additional benefit obligation	(1,724,407)	(1,491,074)
Projected benefit obligation	(18,486,559)	(15,176,445)
Fair values of plan assets	15,593,472	13,100,783
Funded status	(2,893,087)	(2,075,662)
Unrecognized prior service cost effect	(37,677)	(41,699)
Amortization of unrecognized net loss (gain)	1,493,628	834,339

Accrued pension liabilities	$(1,437,136)	$(1,283,022)

	December 31
	2011	2010

c. Vested benefit	$16,164,494	$13,169,590

d.             Actuarial assumptions

Discount rate used in determining present value	1.75%	1.75%
Rate of compensation increase	1.00%	1.00%
Rate of return on plan assets	1.50%	1.50%

e.              Contributions and payments of the Fund

	Year Ended December 31
	2011	2010

Contributions	$2,593,658	$2,603,310
Payments	$321,925	$425,014

23.         TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.             Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary

(Continued)

Company	Relationship

CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Sochamp Technology Inc. (“CHST”)	Subsidiary
Smartfun Digital Co., Ltd. (“SFD”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF, which completed its liquidation procedure in September 2010
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CIHC
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SENAO
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SENAO
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
KingWaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	Equity-method investee
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

b.             Significant transactions with the above related parties are summarized as follows:

	December 31
	2011		2010
	Amount	%	Amount	%

1) Receivables

Trade notes, accounts receivable and other receivables
SENAO	$726,051	84	$271,695	59
DHT	32,472	4	17,694	4
CHIEF	30,852	4	37,107	8
CHTG	19,817	2	39,187	8
CIYP	13,982	2	15,904	3
CHSI	13,377	1	21,914	5
So-net	11,263	1	32,199	7
SHE	731	—	19,903	4
Others	19,237	2	10,819	2

	$867,782	100	$466,422	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$1,222,386	35	$824,042	34
CHSI	704,538	20	649,378	27
TISE	519,612	15	111,488	5
IFE	120,165	3	93,352	4
STS	82,437	2	—	—
DHT	78,845	2	33,444	1
CHTG	74,240	2	46,111	2
CHIEF	46,849	1	42,485	2
CIYP	21,323	1	42,415	2
LED	249	—	196,581	8
Others	32,794	2	45,505	2
	2,903,438	83	2,084,801	87
Payables to contractors
Others	—	—	625	—
Amounts collected in trust for others
SENAO	366,211	11	234,807	10
CIYP	104,363	3	84,708	3
SHE	31,867	1	—	—
So-net	20,383	1	—	—
LED	17,070	1	—	—
Others	13,387	—	3,044	—
	553,281	17	322,559	13

	$3,456,719	100	$2,407,985	100

	December 31
	2011		2010
	Amount	%	Amount	%

3) Customers’ deposits

CHSI	$21,474	1	$25,148	1
CHTG	14,846	—	14,891	—
Others	3,680	—	6,647	—

	$40,000	1	$46,686	1

	Year Ended December 31
	2011		2010
	Amount	%	Amount	%

4) Revenues

SENAO	$831,109	1	$1,431,057	1
So-net	289,335	—	329,124	—
CHIEF	272,276	—	267,139	—
DHT	112,821	—	—	—
LED	107,343	—	31,762	—
CHTG	96,404	—	92,042	—
CHTS	45,163	—	21,368	—
SKYSOFT	41,156	—	37,672	—
CHTJ	38,544	—	18,025	—
CIYP	15,570	—	14,005	—
SHE	10,775	—	3,545	—
CHSI	10,141	—	26,930	—
Others	15,030	—	9,684	—

	$1,885,667	1	$2,282,353	1

5) Operating costs and expenses

SENAO	$7,385,083	5	$5,265,950	4
CHSI	499,937	1	701,030	1
TISE	493,875	1	684,202	1
CHIEF	307,458	—	290,802	—
CHTG	243,584	—	148,139	—
IFE	175,660	—	123,555	—
STS	167,651	—	—	—
DHT	106,327	—	19,025	—
CHTJ	65,501	—	28,209	—
SKYSOFT	49,146	—	25,406	—
CIYP	45,732	—	45,413	—
KWT	44,516	—	21,707	—
SHE	36,641	—	86,673	—
CHTS	36,479	—	27,554	—
Others	18,545	—	2,036	—

	$9,676,135	7	$7,469,701	6

	Year Ended December 31
	2011		2010
	Amount	%	Amount	%

6) Acquisition of property, plant and equipment

TISE	$1,332,495	5	$331,616	1
CHSI	1,209,201	5	787,099	3
IFE	151,644	1	129,202	1
CHTS	53,588	—	—	—
CHTG	49,418	—	31,630	—
Others	67,051	—	52,387	—

	$2,863,397	11	$1,331,934	5

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which will start from the commercial operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the year ended December 31, 2011 was $167,651 thousand, which consisted of a reduction of the prepayment of $85,214 thousand and an additional accrual of $82,437 thousand.  The prepayment was $2,982,497 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,777,983 thousand) as of December 31, 2011.

Chunghwa has leased property to LED since April 2010.  The lease term is 15 years and the rent is charged monthly.  Based on the agreement of both parties, the lease contract was terminated on April 1, 2011.

Chunghwa sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008.  However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions.  Gain on disposal of land $900,764 thousand and $45,909 thousand were recognized in 2011 and 2010, respectively.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand.  The disposal loss on land is unrealized and the unrealized loss is included in other assets - other.  The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

c.              The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2011	2010

Salaries	$45,736	$50,477
Compensations	38,841	37,420
Bonus	51,712	51,581

	$136,289	$139,478

24.         SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.             Acquisition of land and buildings of $51,709 thousand.

b.             Acquisition of telecommunications equipment of $20,908,648 thousand.

c.              Contract to print billing, envelopes and marketing gifts of $34,660 thousand.

d.             Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years.  Future lease payments were as follows:

Rental Amount

2012	$1,728,028
2013	1,413,355
2014	1,058,876
2015	827,063
2016 and thereafter	681,927

e.              A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.  Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.  Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

25.         FAIR VALUE OF FINANCIAL INSTRUMENTS

a.             Carrying amounts and fair value of financial instruments were as follows:

	December 31
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets
Cash and cash equivalents	$61,283,240	$61,283,240	$84,700,525	$84,700,525
Financial assets at fair value through profit or loss	6,094	6,094	34,278	34,278
Available-for-sale financial assets	1,974,606	1,974,606	1,030,500	1,030,500
Held-to-maturity financial assets - current	1,201,301	1,201,301	1,963,608	1,963,608
Trade notes and accounts receivable, net	20,526,988	20,526,988	12,948,183	12,948,183
Receivables from related parties	867,782	867,782	466,422	466,422
Other current monetary assets	1,913,684	1,913,684	2,094,714	2,094,714
Financial assets carried at cost	2,244,593	—	2,305,354	—
Held-to-maturity financial assets - noncurrent	13,494,891	13,494,891	8,408,090	8,408,090
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,656,096	1,656,096	1,478,342	1,478,342

(Continued)

	December 31
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Liabilities
Financial liabilities at fair value through profit or loss	$3,665	$3,665	$—	$—
Trade notes and accounts payable	11,425,662	11,425,662	8,754,445	8,754,445
Payables to related parties	3,456,719	3,456,719	2,407,985	2,407,985
Accrued expenses	17,165,393	17,165,393	17,262,155	17,262,155
Due to stockholders for capital reduction	—	—	19,393,617	19,393,617
Payables to equipment suppliers (included in “other current liabilities”)	1,854,051	1,854,051	1,100,498	1,100,498
Payables to contractors (included in “other current liabilities”)	1,834,254	1,834,254	1,261,643	1,261,643
Amounts collected in trust for others (included in “other current liabilities”)	1,187,743	1,187,743	2,229,878	2,229,878
Refundable customers’ deposits (included in “other current liabilities”)	1,095,183	1,095,183	1,096,923	1,096,923
Customers’ deposits	4,967,605	4,967,605	5,853,704	5,853,704

(Concluded)

b.             Methods and assumptions used in the estimation of fair values of financial instruments:

1)            The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)            If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)            Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

c.              Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2011	2010	2011	2010

Assets
Financial assets at fair value through profit or loss	$—	$—	$6,094	$34,278
Available-for-sale financial assets	1,974,606	1,030,500	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	—	3,665	—

d.             Information about financial risks

1)            Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk are anticipated.

2)            Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect Chunghwa’s exposure to default by those parties to be material.  The Company held a variety of financial instruments.  The maximum amount of credit risk of the financial instruments held by counter-parties or third parties is equal to the book value.

3)            Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidation risks are anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidation risk is anticipated.

4)            Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

a.             Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk.  The financial risk management objective of SENAO and CHI are to minimize risks due to market risk.

The outstanding forward exchange contracts of SENAO as of December 31, 2011 and 2010 were as follows:

			Contract Amount
	Currency	Maturity Date	(In Thousands)

December 31, 2011

Forward exchange contracts - buy	NTD/USD	2012.01	NT$59,638/US$1,967

December 31, 2010

Forward exchange contracts - buy	NTD/USD	2011.01	NT$17,965/US$600

Outstanding index future contracts as of December 31, 2011 was as follows:

			Contract
			Amount
	Maturity Period	Units	(In Thousands)

December 31, 2011

TAIFEX futures
TX	2012.01	2	NT$	2,952
TX	2012.02	4	5,558
TX	2012.03	37	51,614
TE	2012.03	19	11,370
TF	2012.01	8	6,401
TF	2012.02	5	3,877
TF	2012.03	15	11,658

There was no outstanding index future contracts of CHI as of December 31, 2010.

Net gain of SANEO arising from derivative financial products for the years ended December 31, 2011 and 2010 were $12,043 thousand and $2,223 thousand, respectively.

Net (loss) gain of CHI arising from derivative financial products for the years ended December 31, 2011 and 2010 were $6,406 thousand and $(6,217) thousand, respectively.

b.             Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

c.              Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions.  Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material.  The maximum amount of credit risk of the financial instruments held by counter-parties or third parties is equal to the book value.

d.             Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

26.         ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.             Financings provided:  None.

b.             Endorsements/guarantees provided:  Please see Table 1.

c.              Marketable securities held:  Please see Table 2.

d.             Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.              Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital:  None.

f.               Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital:  Please see Table 4.

g.              Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital:  Please see Table 5.

h.             Receivables from related parties amounting to $100 million or 20% of the paid-in capital:  Please see Table 6.

i.                 Names, locations, and other information of investees on which Chunghwa exercises significant influence:  Please see Table 7.

j.                Financial transactions:  Please see Notes 5 and 25.

k.             Investment in Mainland China:  Please see Table 8.

27.         SEGMENT FINANCIAL INFORMATION

a.             Segment information:  Please see Table 9.

b.             Products and service revenues from external customer information:  Please see Table 10.

c.              Geographic information

The users of Chunghwa’s services are mainly from Taiwan, ROC.  The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services.  The geographic information for revenues is as follows:

	Year Ended December 31
	2011	2010

Taiwan, ROC	$187,554,728	$181,520,413
Overseas	4,907,376	4,890,530

	$192,462,104	$186,410,943

The Company does not have material non-current assets in foreign operations for the year ended December 31, 2011.

d.             Major customers’ information

For the years ended December 31, 2011 and 2010, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

28.         OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	December 31
	2011			2010
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$5,963	30.28	$180,557	$3,440	29.13	$100,205
Available-for-sale financial assets
USD	65,222	30.28	1,974,606	34,305	29.13	999,308
Accounts receivable
USD	161,682	30.28	4,894,927	155,365	29.13	4,525,781
Investments accounted for using equity method
USD	2,854	30.28	86,433	2,189	29.13	63,779
HKD	228,596	3.90	891,526	137,651	3.75	515,915
SGD	28,277	23.31	659,128	61,560	22.73	1,399,258
JPY	57,536	0.39	22,439	33,776	0.36	12,099
VND	210,564,304	0.00139	292,685	170,985,852	0.00144	246,220
RMB	39,088	4.81	187,755	—	4.44	—

Financial liabilities

Monetary items
Accounts payable
USD	114,654	30.28	3,471,726	109,575	29.13	3,191,909
EUR	28,037	39.18	1,098,504	21,633	38.92	841,958

29.         PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-discloses the information on the adoption of International Financial Reporting Standards (IFRSs) as well as the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs assessed by the Company on its 2011 consolidated financial statements.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2011

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/			Amount of Endorsement/	Ratio of Accumulated Endorsement/	Maximum
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Guarantee Collateralized by Properties	Guarantee to Net Equity Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,687,310	$1,362,375	$1,362,375	$—	0.4%	$14,749,241
				(Note 3)		(Note 4)			(Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207	2,750,000	2,150,000	2,150,000	0.6%	3,859,207
				(Note 7)		(Note 5)	(Note 5)		(Note 7)

Note 1:                 Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.            “0” for the Company.

b.            Subsidiaries are numbered from “1”.

Note 2:                 Relationships between the endorsement/guarantee provider and the guaranteed party:

a.            Trading partner.

b.            Majority owned subsidiary.

c.             The Company and subsidiary owns over 50% ownership of the investee company.

d.            A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.             Guaranteed by the Company according to the construction contract.

f.              An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:                 The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:                 The actual amount used by guaranteed party is $646,602 thousand.

Note 5:                 The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:                 The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:                 The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)		Carrying Value (Note 5)		Percentage of Ownership		Market Value or Net Asset Value		Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,542,361		28		$6,660,549		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		4,222,858		100		4,224,489		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,742,779		89		1,799,865		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	223,190		891,526		100		891,526		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		708,745		100		676,414		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383		659,128		100		659,128		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		608,933		40		899,190		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		574,283		69		518,108		Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498		257,371		33		237,497		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		255,121		30		255,121		Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000		250,689		50		250,689		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		194,344		100		194,344		Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960		187,755		100		187,896		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		113,304		30		75,797		Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464		109,783		40		109,783		Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996		101,142		56		88,811		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		86,433		100		101,715		Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		75,369		33		35,581		Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500		60,125		65		60,172		Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		37,564		100		37,564		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		34,545		30		17,125		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		22,439		100		22,439		Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040		20,351		51		20,511		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 8
						US$	(1 dollar	)		US$	(1 dollar	)
		Taipei Financial Center Corp.	-	Financial assets carried at cost	172,927		1,789,530		12		1,594,089		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	-	Financial assets carried at cost	20,000		200,000		17		202,576		Note 2
		Global Mobile Corp.	-	Financial assets carried at cost	7,617		77,018		8		60,666		Note 2
		Innovation Works Development Fund, L.P.	-	Financial assets carried at cost	—		73,154		4		64,685		Note 2
		iD Branding Ventures	-	Financial assets carried at cost	6,750		67,500		8		60,834		Note 2
		Innovation Works Limited	-	Financial assets carried at cost	1,000		31,391		2		36,403		Note 2
		CQi Energy Infocom Inc.	-	Financial assets carried at cost	2,000		6,000		18		2,774		Note 2
		RPTI Intergroup International Ltd.	-	Financial assets carried at cost	4,765		—		10		33,654		Note 2
		Essence Technology Solution, Inc.	-	Financial assets carried at cost	200		—		7		694		Note 2

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual fund)			304	$172,231	—	$173,911	Note 3
		HSBC Glbl Emerging Markets Bd A Inc.	-	Available-for-sale financial assets	418	307,114	—	308,136	Note 3
		Templeton Global Bond A (Acc)	-	Available-for-sale financial assets	751	307,245	—	326,996	Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	-	Available-for-sale financial assets	770	534,453	—	554,134	Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	-	Available-for-sale financial assets	671	230,472	—	244,558	Note 3
		Janus Flexible Income Bond Fund	-	Available-for-sale financial assets	984	347,452	—	366,871	Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	-	Available-for-sale financial assets

		Bond
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	-	Held-to-maturity financial assets	—	300,177	—	300,177	Note 6
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	-	Held-to-maturity financial assets	—	300,249	—	300,249	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	-	Held-to-maturity financial assets	—	205,109	—	205,109	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	-	Held-to-maturity financial assets	—	308,390	—	308,390	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	-	Held-to-maturity financial assets	—	406,003	—	406,003	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	-	Held-to-maturity financial assets	—	304,502	—	304,502	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	—	104,393	—	104,393	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	-	Held-to-maturity financial assets	—	210,328	—	210,328	Note 6
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	-	Held-to-maturity financial assets	—	200,672	—	200,672	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	-	Held-to-maturity financial assets	—	200,102	—	200,102	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	-	Held-to-maturity financial assets	—	200,102	—	200,102	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	-	Held-to-maturity financial assets	—	101,947	—	101,947	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	101,570	—	101,570	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	101,503	—	101,503	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	100,014	—	100,014	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	—	206,094	—	206,094	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	—	310,753	—	310,753	Note 6

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	-	Held-to-maturity financial assets	—	$153,188	—	$153,188	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	-	Held-to-maturity financial assets	—	50,681	—	50,681	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	-	Held-to-maturity financial assets	—	204,800	—	204,800	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	-	Held-to-maturity financial assets	—	153,259	—	153,259	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	403,118	—	403,118	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	201,973	—	201,973	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	-	Held-to-maturity financial assets	—	101,570	—	101,570	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	99,951	—	99,951	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	101,136	—	101,136	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	405,898	—	405,898	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	49,972	—	49,972	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	203,616	—	203,616	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	-	Held-to-maturity financial assets	—	200,628	—	200,628	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	-	Held-to-maturity financial assets	—	251,467	—	251,467	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	40,438	—	40,438	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	200,962	—	200,962	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	—	100,316	—	100,316	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	—	349,099	—	349,099	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	-	Held-to-maturity financial assets	—	100,537	—	100,537	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	303,565	—	303,565	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	202,542	—	202,542	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	99,949	—	99,949	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	50,288	—	50,288	Note 6

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	$200,506	—	$200,506	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	199,740	—	199,740	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	302,484	—	302,484	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	—	199,851	—	199,851	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	-	Held-to-maturity financial assets	—	304,018	—	304,018	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	200,528	—	200,528	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	201,887	—	201,887	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	-	Held-to-maturity financial assets	—	303,894	—	303,894	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	—	100,817	—	100,817	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	—	100,974	—	100,974	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	-	Held-to-maturity financial assets	—	176,625	—	176,625	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	—	100,356	—	100,356	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	—	201,012	—	201,012	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	—	100,654	—	100,654	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	—	201,639	—	201,639	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	-	Held-to-maturity financial assets	—	303,452	—	303,452	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	—	100,431	—	100,431	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	—	302,558	—	302,558	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	—	100,225	—	100,225	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	—	201,428	—	201,428	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	—	99,937	—	99,937	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	—	199,874	—	199,874	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	-	Held-to-maturity financial assets	—	300,635	—	300,635	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	-	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	—	$50,477		—	$50,477		Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	-	Held-to-maturity financial assets	—	202,768		—	202,768		Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	-	Held-to-maturity financial assets	—	299,638		—	299,638		Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	-	Held-to-maturity financial assets	—	300,000		—	300,000		Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	—	100,456		—	100,456		Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	—	299,422		—	299,422		Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	-	Held-to-maturity financial assets	—	299,721		—	299,721		Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	-	Held-to-maturity financial assets	—	300,000		—	300,000		Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	—	149,721		—	149,721		Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	-	Held-to-maturity financial assets	—	199,603		—	199,603		Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	345,505		41	345,505		Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	15,875	313,515		100	314,056		Note 1
						US$	(10,350)		US$	(10,368)
		N.T.U. Innovation Incubation Corporation	-	Financial assets carried at cost	1,200	12,000		9	12,000		Note 2

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,804		100	1,804		Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	10,211		100	10,211		Note 1
						US$	(337)		US$	(337)
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost	374	3,450		10	7,069		Note 2

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	6,875		100	6,875		Note 1
						RMB	(1,430)		RMB	(1,430)

7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	954		100	954		Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,828,083		100	2,828,083		Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	462,161		38	462,161		Note 1
						SG$	(19,827)		SG$	(19,827)

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	$121,546	53	$121,546	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,043	11,373	100	11,373	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	26,966	4	26,966	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001	48,762	—	92,893	Note 4
		Tatung Technology Inc.	-	Financial assets carried at cost	7,727	60,081	11	94,041	Note 2
		Digimax Inc.	-	Financial assets carried at cost	2,000	15,080	4	14,160	Note 2
		iD Branding Ventures	-	Financial assets carried at cost	2,250	22,500	3	20,183	Note 2
		Uni Display Inc.	-	Financial assets carried at cost	4,630	55,450	3	32,364	Note 2
		A2peak Power Co., Ltd.	-	Financial assets carried at cost	990	—	3	2,109	Note 2
		CoaTronics Inc.	-	Financial assets carried at cost	1,200	12,000	9	4,644	Note 2
		VisEra Technologies Company Ltd.	-	Financial assets carried at cost	649	29,371	—	12,072	Note 2
		Ultra Fine Optical Technology Co., Ltd.	-	Financial assets carried at cost	1,800	27,000	8	21,528	Note 2
		Procrystal Technology Co., Ltd.	-	Financial assets carried at cost	1,350	68,185	2	30,696	Note 7
		Tons Lightology Inc.	-	Financial assets carried at cost	1,113	66,150	4	31,689	Note 7
		Alder Optomechanical Corp.	-	Financial assets carried at cost	350	29,750	1	8,497	Note 2
		Aide Energy (Cayman) Holding Co., Ltd.	-	Financial assets carried at cost	800	9,380	1	9,380	Note 2
		XinTec Inc.	-	Financial assets carried at cost	24	1,076	—	467	Note 7
		DelSolar Co., Ltd.	-	Financial assets carried at cost	127	6,084	—	1,924	Note 7
		Subtron Technology Co., Ltd.	-	Financial assets carried at cost	187	3,483	—	2,378	Note 2
		Cando Corporation	-	Financial assets carried at cost	376	4,937	—	3,305	Note 7
		Tatung Fine Chemicals Co.	-	Financial assets carried at cost	117	4,600	—	2,888	Note 7
		OptiVision Technology Inc.	-	Financial assets carried at cost	325	5,511	1	1,495	Note 7
		SuperAlloy Industrial Co., Ltd.	-	Financial assets carried at cost	509	7,123	—	6,201	Note 7
		Hiroca Holdings Ltd.	-	Financial assets carried at cost	140	17,847	—	14,370	Note 7
		Asia Cement Corporation	-	Available-for-sale financial assets	146	4,898	—	4,950	Note 4
		G-TECH Optoelectronics Corporation	-	Available-for-sale financial assets	9	703	—	578	Note 4
		Fubon Financial Holding Co., Ltd.	-	Available-for-sale financial assets	140	4,862	—	4,488	Note 4
		Cathay Financial Holding Co., Ltd.	-	Available-for-sale financial assets	52	2,739	—	1,685	Note 4
		Dynapack International Technology Corp.	-	Available-for-sale financial assets	1	77	—	81	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	-	Available-for-sale financial assets	60	3,500	—	3,373	Note 4
		Wei Chuan Foods Corp.	-	Available-for-sale financial assets	203	8,913	—	6,547	Note 4
		Gemtek Technology Co., Ltd.	-	Available-for-sale financial assets	49	2,620	—	990	Note 4
		Coxon Precise Industrial Co., Ltd.	-	Available-for-sale financial assets	107	8,206	—	3,691	Note 4
		Altek Corp.	-	Available-for-sale financial assets	36	1,824	—	869	Note 4
		I-Chiun Precision Industry Co., Ltd.	-	Available-for-sale financial assets	80	3,904	—	1,120	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	-	Available-for-sale financial assets	100	7,336	—	7,580	Note 4
		Fulltech Fiber Glass Corp.	-	Available-for-sale financial assets	51	1,538	—	765	Note 4
		Wistron NeWeb Corporation	-	Available-for-sale financial assets	57	4,889	—	2,835	Note 4
		MasterLink Securities Corporation	-	Available-for-sale financial assets	250	3,162	—	2,338	Note 4
		Chipbond Technology Corporation	-	Available-for-sale financial assets	60	2,724	—	1,770	Note 4
		Chung Hwa Pulp Corp.	-	Available-for-sale financial assets	144	2,217	—	1,319	Note 4
		Taiwan Cement Corp.	-	Available-for-sale financial assets	75	2,581	—	2,625	Note 4
		Makalot Industrial Co., Ltd.	-	Available-for-sale financial assets	25	1,760	—	1,752	Note 4
		Macronix International Co., Ltd.	-	Available-for-sale financial assets	170	3,075	—	2,057	Note 4
		Thxe Ming Industrial Co., Ltd.	-	Available-for-sale financial assets	70	2,609	—	1,907	Note 4
		Apex Biotechnology Corp.	-	Available-for-sale financial assets	50	3,209	—	3,050	Note 4

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Cyberlink Co.	-	Available-for-sale financial assets	36	$5,645	—	$2,303	Note 4
		Optotech Corporation	-	Available-for-sale financial assets	320	7,106	—	3,616	Note 4
		Tang Eng Iron Works Co., Ltd.	-	Available-for-sale financial assets	95	2,744	—	2,755	Note 4
		Ability Enterprise Co., Ltd.	-	Available-for-sale financial assets	15	793	—	390	Note 4
		Yuanta Financial Holdings	-	Available-for-sale financial assets	246	4,666	—	3,795	Note 4
		Taiwan Semiconductor Co., Ltd.	-	Available-for-sale financial assets	12	268	—	174	Note 4
		Visual Photonics Epitaxy Co., Ltd.	-	Available-for-sale financial assets	140	6,607	—	4,630	Note 4
		Realtek Semiconductor Corp.	-	Available-for-sale financial assets	53	2,378	—	2,369	Note 4
		Taiwan PCB Techvest Co., Ltd.	-	Available-for-sale financial assets	21	1,023	—	495	Note 4
		Chung Hung Steel Corporation	-	Available-for-sale financial assets	303	3,653	—	2,665	Note 4
		Newmax Technology Co., Ltd.	-	Available-for-sale financial assets	46	2,225	—	1,856	Note 4
		Edison Opto Corporation	-	Available-for-sale financial assets	—	16	—	12	Note 4
		Kung Long Batteries Industrial Co., Ltd.	-	Available-for-sale financial assets	120	6,839	—	4,920	Note 4
		Digital China Holdings Limited	-	Available-for-sale financial assets	30	911	—	693	Note 4
		Richtek Technology Corp.	-	Available-for-sale financial assets	19	3,030	—	2,385	Note 4
		Delta Electronics Inc.	-	Available-for-sale financial assets	80	8,041	—	5,760	Note 4
		San Shing Fastech Corp.	-	Available-for-sale financial assets	488	16,643	—	20,472	Note 4
		USI Corp.	-	Available-for-sale financial assets	165	4,800	—	4,018	Note 4
		President Chain Store Corp.	-	Available-for-sale financial assets	55	9,167	—	9,075	Note 4
		Champion Microelectronic Corp.	-	Available-for-sale financial assets	72	3,755	—	1,447	Note 4
		Unimicron Corporation	-	Available-for-sale financial assets	115	4,511	—	4,094	Note 4
		Taiwan Cooperative Bank	-	Available-for-sale financial assets	200	4,443	—	3,635	Note 4
		Taiwan FamilyMart Co., Ltd.	-	Available-for-sale financial assets	38	5,036	—	4,598	Note 4
		Taiwan 50 Index	-	Available-for-sale financial assets	521	25,998	—	25,951	Note 4
		Polaris/P-shares MSCITaiwanFinancial ETF	-	Available-for-sale financial assets	25	315	—	264	Note 4
		Ho Tung Chemical Corp.	-	Available-for-sale financial assets	107	1,668	—	1,594	Note 4
		Test Rite International Co., Ltd.	-	Available-for-sale financial assets	186	4,648	—	3,869	Note 4
		Far New Century Corporation	-	Available-for-sale financial assets	220	8,197	—	7,719	Note 4
		Formosa Plastics Corporation	-	Available-for-sale financial assets	6	465	—	460	Note 4
		Formosa Petrochemical Corporation	-	Available-for-sale financial assets	40	3,737	—	3,752	Note 4
		Oriental Union Chemical Corporation	-	Available-for-sale financial assets	29	1,092	—	1,102	Note 4
		Huga Optotech Inc.	-	Available-for-sale financial assets	90	2,291	—	1,221	Note 4
		Lextar Electronics Corporation	-	Available-for-sale financial assets	—	2	—	1	Note 4
		ScinoPharm Taiwan Ltd.	-	Available-for-sale financial assets	15	651	—	650	Note 4
		Far Eastern Department Stores Ltd.	-	Available-for-sale financial assets	166	6,388	—	5,923	Note 4
		Cleanaway Company Limited	-	Available-for-sale financial assets	28	4,907	—	4,942	Note 4
		MediaTek Inc.	-	Available-for-sale financial assets	20	6,678	—	5,550	Note 4
		Career Technology (MFG.) Co., Ltd.	-	Available-for-sale financial assets	165	7,406	—	6,452	Note 4
		Actron Technology Corporation	-	Available-for-sale financial assets	22	1,889	—	1,758	Note 4
		ALi Corporation	-	Available-for-sale financial assets	77	2,423	—	2,306	Note 4
		Want Want China Holdings Limited	-	Available-for-sale financial assets	15	449	—	447	Note 4
		Global Unichip Corp.	-	Available-for-sale financial assets	12	1,171	—	1,194	Note 4
		Hon Hai Precision Ind. Co., Ltd.	-	Available-for-sale financial assets	50	4,156	—	4,145	Note 4
		Gigasolar Materials Corporation	-	Available-for-sale financial assets	248	31,836	—	63,475	Note 4
		Taimide Technology Ltd.	-	Available-for-sale financial assets - noncurrent	930	23,283	—	21,665	Note 4
		PChome Store Inc.	-	Available-for-sale financial assets - noncurrent	325	14,073	—	33,800	Note 4
		IC Plus Corp.	-	Available-for-sale financial assets - noncurrent	211	5,630	—	2,274	Note 4

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		MEDIAPRO TECHNOLOGY LTD.	-	Prepayments for long-term investments in stocks	—	$44,871	—	$44,871	-
		Fashion Guide Co., Ltd.	-	Prepayments for long-term investments in stocks	—	10,000	—	10,000	-

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	-	Available-for-sale financial assets	4,185	50,002	—	50,492	Note 3
		Manulife Asia Pacific Bond	-	Available-for-sale financial assets	749	8,000	—	7,944	Note 3
		Paradigm high Yield Bond Fund-A	-	Available-for-sale financial assets	2,110	23,000	—	23,298	Note 3
		Upamc Quality Growth Fund	-	Available-for-sale financial assets	237	5,000	—	3,995	Note 3
		Cathay Mandarin Fund	-	Available-for-sale financial assets	500	5,000	—	3,745	Note 3
		Fubon Agribusiness Equity Fund	-	Available-for-sale financial assets	1,000	10,000	—	8,460	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	-	Available-for-sale financial assets	1,000	10,000	—	9,380	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	-	Available-for-sale financial assets	870	11,621	—	10,982	Note 3
		PowerShares QQQ	-	Available-for-sale financial assets	2	2,854	—	3,381	Note 3
		iShares Dow Jones U.S. Financial Sector Index Fund	-	Available-for-sale financial assets	1	1,715	—	1,485	Note 3
		Pro Shares UltraShort 20+ Year Treasury	-	Available-for-sale financial assets	3	3,124	—	1,641	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	-	Available-for-sale financial assets	85	4,113	—	3,425	Note 3
		WISE-CSI 300 China Tracker	-	Available-for-sale financial assets	14	2,047	—	1,508	Note 3
		Manulife China offshore Bond Fund-A	-	Available-for-sale financial assets	2,000	20,000	—	19,973	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	-	Available-for-sale financial assets	998	10,053	—	9,716	Note 3
		iPath S&P 500VIX Short-Term Futures ETN	-	Available-for-sale financial assets	3	3,279	—	2,689	Note 3

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	-	Available-for-sale financial assets	50,000	50,611	—	50,910	Note 9
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	-	Available-for-sale financial assets	25,000	25,194	—	25,299	Note 9

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	-	Financial assets at fair value through profit or loss	17	1,815	—	1,683	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	-	Financial assets at fair value through profit or loss	60	6,415	—	5,895	Note 4
		King Slide Works Co., Ltd. 2nd Convertible Bond	-	Financial assets at fair value through profit or loss	20	2,000	—	2,020	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	-	Financial assets at fair value through profit or loss	40	4,008	—	3,960	Note 4
		TUL the Third Security Convertible Bond	-	Financial assets at fair value through profit or loss	15	1,500	—	1,492	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	-	Financial assets at fair value through profit or loss	70	7,000	—	7,073	Note 4

(Continued)

					December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)		Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value		Note

		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	-	Financial assets at fair value through profit or loss	10	$1,007		—	$985		Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	-	Financial assets at fair value through profit or loss	25		2,521	—	2,388		Note 4
		Synnex Technology International Corporation 2nd Unsecured Convertible Bond Issue	-	Financial assets at fair value through profit or loss	20		2,004	—	2,003		Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	-	Financial assets at fair value through profit or loss	67		6,674	—	6,620		Note 4
		Asia Optical 3rd Domestic Unsecured Convertible Bond	-	Financial assets at fair value through profit or loss	15		1,505	—	1,450		Note 4
		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond	-	Financial assets at fair value through profit or loss	20		2,020	—	1,920		Note 4
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond	-	Financial assets at fair value through profit or loss	8		693	—	696		Note 4
		Globe Union Industrial Corp. 2nd Unsecured Convertible Bonds Issue in 2011	-	Financial assets at fair value through profit or loss	15		1,500	—	1,471		Note 4

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method			6,875		6,875
					1,010	RMB	(1,430)	100	RMB	(1,430)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method			8,350		8,350
					400	US$	(276)	100	US$	(276)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method			292,039		292,039
					15,180	US$	(9,641)	100	US$	(9,641)	Note 1
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method			21,511		21,511
					5,240	US$	(710)	45	US$	(710)	Note 1

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method			73,475		73,475
					—	US$	(2,426)	100	US$	(2,426)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method			80,136		80,136
					—	US$	(2,426)	100	US$	(2,426)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method			59,370		59,370
					—	US$	(1,960)	100	US$	(1,960)	Notes 1 and 10
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method			78,438		78,438
					—	US$	(2,590)	100	US$	(2,590)	Note 1

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method			1,192		1,192
					3,500	HK$	(306)	100	HK$	(306)	Note 1

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method			698		698
					—	RMB	(145)	49	RMB	(145)	Note 1

(Continued)

December 31, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	$187,896	100	$187,896	Note 1
RMB	(39,088)	RMB	(39,088)

29	Chunghwa Hsingta Company Ltd.	Stocks	158,708	158,708
Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	RMB	(33,016)	100	RMB	(33,016)	Note 1

Note 1:	The net asset values of investees based on audited financial statements.

Note 2:	The net asset values of investees were based on unaudited financial statements.

Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on December 31, 2011.

Note 4:	Market value was based on the closing price of December 31, 2011.

Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

Note 7:	Market value of emerging stock was based on the average trading price on December 31, 2011.

Note 8:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of December 31, 2011.

Note 9:	The market value is determined by the hundred price of transaction market on December 31, 2011.

Note 10:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks

		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	129,590	$515,915	93,600	$360,216	—	$—	$—	$—	223,190	$891,526
															(Note 3)
		Chunghwa Telecom Singapore Pte., Ltd.	Investments accounted for using equity method	-	Subsidiary	61,869	1,399,258	—	—	35,486	815,827	815,827	—	26,383	659,128
												(Note 4)			(Note 3)
		Huada Digital Corporation	Investments accounted for using equity method	-	-	—	—	25,000	250,000	—	—	—	—	25,000	250,689
															(Note 3)
		Prime Asia Investments Group Ltd.	Investments accounted for using equity method	-	Subsidiary	—	—	6,960	206,089	—	—	—	—	6,960	187,982
															(Note 3)
		Dian Zuan Integrating Marketing Co., Ltd.	Investments accounted for using equity method	-	-	—	—	11,464	114,640	—	—	—	—	11,464	109,783
															(Note 3)

		Beneficiary certificates (mutual fund)
		Yuanta Wan Tai Money Market	Available-for-sale financial assets	-	-	—	—	137,562	2,000,000	137,562	2,001,073	2,000,000	1,073	—	—
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	-	-	349	242,784	421	291,669	—	—	—	—	770	534,453
		PIMCO GIS Diversified Bond Fund - E Institutional Class (Inc)	Available-for-sale financial assets	-	-	—	—	656	236,082	656	231,176	236,082	4,906	—	—
		Janus Flexible Income Bond Fund	Available-for-sale financial assets	-	-	—	—	671	230,472	—	—	—	—	671	230,472
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	-	-	—	—	984	347,452	—	—	—	—	984	347,452

		Bonds
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	-	-	—	—	—	300,000	—	—	—	—	—	300,000
									(Note 2)						(Note 2)
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	-	-	—	—	—	300,000	—	—	—	—	—	300,000
									(Note 2)						(Note 2)
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	Held-to-maturity financial assets	-	-	—	—	—	500,000	—	—	—	—	—	500,000
									(Note 2)						(Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	Held-to-maturity financial assets	-	-	—	300,000	—	400,000	—	—	—	—	—	700,000
							(Note 2)		(Note 2)						(Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	Held-to-maturity financial assets	-	-	—	—	—	100,000	—	—	—	—	—	100,000
									(Note 2)						(Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	Held-to-maturity financial assets	-	-	—	—	—	200,000	—	—	—	—	—	200,000
									(Note 2)						(Note 2)

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	Held-to-maturity financial assets	-	-	—	$200,000	—	$—	—	$200,000	$200,000	$—	—	$—
							(Note 2)				(Note 2)	(Note 2)
		China Development Industrial Bank 5th Financial Debentures Issue in 2006	Held-to-maturity financial assets	-	-	—	200,000	—	—	—	200,000	200,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	-	-	—	150,000	—	—	—	150,000	150,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	-	-	—	200,000	—	—	—	200,000	200,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	-	-	—	400,000	—	—	—	200,000	200,000	—	—	200,000
							(Note 2)				(Note 2)	(Note 2)			(Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	-	-	—	100,000	—	—	—	100,000	100,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	-	-	—	100,000	—	100,000	—	—	—	—	—	200,000
							(Note 2)		(Note 2)						(Note 2)
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	Held-to-maturity financial assets	-	-	—	—	—	500,000	—	—	—	—	—	500,000
									(Note 2)						(Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2008	Held-to-maturity financial assets	-	-	—	—	—	150,000	—	—	—	—	—	150,000
									(Note 2)						(Note 2)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	-	-	—	150,000	—	—	—	150,000	150,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		Taiwan Power Co. 4th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	-	-	—	300,000	—	—	—	300,000	300,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		Taiwan Power Co. 5th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	-	-	—	270,000	—	—	—	270,000	270,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	-	-	—	—	—	150,000	—	—	—	—	—	150,000
									(Note 2)						(Note 2)
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2008	Held-to-maturity financial assets	-	-	—	300,000	—	—	—	300,000	300,000	—	—	—
							(Note 2)				(Note 2)	(Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	-	-	—	—	—	100,000	—	—	—	—	—	100,000
									(Note 2)						(Note 2)
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	-	-	—	—	—	100,000	—	—	—	—	—	100,000
									(Note 2)						(Note 2)
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	-	-	—	300,000	—	300,000	—	—	—	—	—	600,000
							(Note 2)		(Note 2)						(Note 2)
		MLPC 1st Unsecured Corporate Bond Issue in 2008 Bond-A Issue in 2007	Held-to-maturity financial assets	-	-	—	200,000	—	300,000	—	—	—	—	—	500,000
							(Note 2)		(Note 2)						(Note 2)

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	Held-to-maturity financial assets	-	-	—	$175,000		—	$200,000		—	$—	$—	$—	—	$375,000
							(Note 2)			(Note 2)							(Note 2)
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	-	-	—	200,000		—	100,000		—	—	—	—	—	300,000
							(Note 2)			(Note 2)							(Note 2)
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	Held-to-maturity financial assets	-	-	—	300,000		—	300,000		—	—	—	—	—	600,000
							(Note 2)			(Note 2)							(Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	-	-	—	300,000		—	100,000		—	—	—	—	—	400,000
							(Note 2)			(Note 2)							(Note 2)
		Taiwan Power Co. 2nd Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	-	-	—	—		—	100,000		—	—	—	—	—	100,000
										(Note 2)							(Note 2)
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	-	-	—	300,000		—	300,000		—	—	—	—	—	600,000
							(Note 2)			(Note 2)							(Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	-	-	—	—		—	200,000		—	—	—	—	—	200,000
										(Note 2)							(Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	-	-	—	—		—	300,000		—	—	—	—	—	300,000
										(Note 2)							(Note 2)
		China Steel Corporation 1st Unsecured Corporate Bonds-B Issue in 2011	Held-to-maturity financial assets	-	-	—	—		—	100,000		—	—	—	—	—	100,000
										(Note 2)							(Note 2)
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	-	-	—	—		—	300,000		—	—	—	—	—	300,000
										(Note 2)							(Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	-	-	—	—		—	300,000		—	—	—	—	—	300,000
										(Note 2)							(Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	-	-	—	—		—	300,000		—	—	—	—	—	300,000
										(Note 2)							(Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	-	-	—	—		—	150,000		—	—	—	—	—	150,000
										(Note 2)							(Note 2)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	-	-	—	—		—	200,000		—	—	—	—	—	200,000
										(Note 2)							(Note 2)

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	-	Subsidiary	875	27,452		15,000	439,065		—	—	—	—	15,875	466,517
							US$	(875)		US$	(15,000)						US$	(15,875)
																	(Note 3)

		Beneficiary certificates (mutual fund)
		Fuh Hwa Strategic High Income Fd of Fds	Available-for-sale financial assets	-	-	5,000	50,000		6,649	75,000		11,649	129,594	125,000	4,594	—	—
		Taishin Ta-Chong Money Market Fund	Available-for-sale financial assets	-	-	3,691	50,000		3,676	50,000		7,367	100,380	100,000	380	—	—

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

14	Chunghwa Investment Holding Co., Ltd.	Stocks
		Giga Solar Materials Co., Ltd.	Available-for-sale financial assets	-	-	333	$38,342		36	$16,962		196	$109,380	$23,469	$85,911	248	$31,835
																(Note 5)	(Note 1)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	-	Subsidiary	180	5,647		15,000	439,065		—	—	—	—	15,180	466,517
							US$	(180)		US$	(15,000)						US$	(15,875)
																	(Note 3)
	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	—	—		—	116,821		—	—	—	—	—	116,821
																	US$	(4,000)
										US$	(4,000)						(Note 3)
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	—	—		—	148,413		—	—	—	—	—	148,413
										US$	(5,000)						US$	(5,000)
																	(Note 3)
		Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	—	—		—	115,971		—	—	—	—	—	115,971
										US$	(4,000)						US$	(4,000)
																	(Note 3)
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Investments accounted for using equity method	-	Subsidiary	—	—		—	206,089		—	—	—	—	—	187,896
										RMB	(45,448)						RMB	(39,088)
																	(Note 3)

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Investments accounted for using equity method	-	Subsidiary	—	—		—	177,176		—	—	—	—	—	158,708
										RMB	(39,376)						RMB	(33,016)
																	(Note 3)

Note 1:                 Showing at their original carrying amounts without adjustments for fair values.

Note 2:                 Stated at its nominal amounts.

Note 3:                 The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.

Note 4:                 The amount decrease was because of capital reduction.

Note 5:                 The amount includes the stock dividends $75 thousands distributed by Gigasolar Materials Corporation in 2011.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter-party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms

Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 was collected upon land delivery in May 2011	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of IDC clients	In accordance with land valuation report and mutual agreement	—

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

										Notes/Accounts Payable or Receivable
			Nature of	Transaction Details				Abnormal Transaction (Note 2)		Ending Balance
No.	Company Name	Related Party	Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	(Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$831,109	1	30 days	—	—	$726,051	3
					(Note 4)					(Note 5)
				Purchase	7,385,083	7	30-90 days	—	—	(1,222,386)	(8)
					(Note 3)					(Note 6)
		CHIEF Telecom Inc.	Subsidiary	Sales	272,276	—	30 days	—	—	30,852	—
					(Note 7)					(Note 8)
				Purchase	307,458	—	60 days	—	—	(46,849)	—
										(Note 9)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	499,937	—	30 days	—	—	(704,538)	(5)
					(Note 10)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	493,875	—	30-90 days	—	—	(519,612)	(3)

		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	243,584	—	90 days	—	—	(74,240)	—

		Light Era Development Co., Ltd.	Subsidiary	Sales	107,343	—	—	—	—	—	—
					(Note 11)
		So-net Entertainment Taiwan	Equity-method investee	Sales	289,335	—	60 days	—	—	11,263	—

		Donghwa Telecom Co., Ltd.	Subsidiary	Sales	112,821	—	30 days	—	—	32,472	—

				Purchase	106,327	—	30 days	—	—	(78,845)	(1)

		InfoExplorer Co., Ltd.	Equity-method investee	Purchase	175,660	—	90 days	—	—	(120,165)	(1)

		ST-Satellite Ventures Pte. Ltd	Equity-method investee	Purchase	167,651	—	—	—	—	(82,437)	(1)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	7,427,731	27	30-90 days	—	—	1,253,842	48
					(Note 3)					(Note 6)
				Purchase	782,839	3	30 days	—	—	(44,874)	—
					(Note 4)					(Note 5)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	307,458	2	60 days	—	—	48,728	33
										(Note 9)
				Purchase	270,897	28	30 days	—	—	(30,223)	(26)
					(Note 7)					(Note 8)

(Continued)

										Notes/Accounts Payable or Receivable
			Nature of	Transaction Details				Abnormal Transaction (Note 2)		Ending Balance
No.	Company Name	Related Party	Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	(Note 1)	% to Total

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	$2,167,860	90	30 days	—	—	$704,538	91
					(Note 10)

5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	243,584	—	90 days	—	—	74,240	88

6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	106,327	—	30 days	—	—	78,845	41
				Purchase	112,821	—	30 days	—	—	(32,472)	19

Note 1:              Excluding payment and receipts collected in trust for others.

Note 2:              Transaction terms were determined in accordance with mutual agreements.

Note 3:              The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, and property, plant and equipment.

Note 4:              The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:              The difference was because Senao International Co., Ltd. classified the amount as other payable.

Note 6:              The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.

Note 7:              The difference was because CHIEF Telecom Inc. classified the amount as operating expenses and property, plant and equipment.

Note 8:              The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.

Note 9:              The difference was because CHIEF Telecom Inc. classified the amounts collected in trust for others.

Note 10:            The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, and intangible assets.

Note 11:            The difference was because Light Era Development Co., Ltd. classified the amount as intangible assets, construction in progress and operating expenses.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

					Turnover Rate	Overdue		Amounts Received in Subsequent	Allowance for
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$726,051	12.60	$—	—	$721,876	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,588,343	7.19	—	—	1,588,343	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	704,538	3.49	—	—	697,876	—

4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	124,256	1.04	—	—	122,695	—

Note 1:        Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

									Balance as of December 31, 2011							Recognized Gain
					Original Investment Amount					Percentage of				Net Income (Loss)		(Loss)
No.	Investor Company	Investee Company	Location	Main Businesses and Products		December 31, 2011	December 31, 2010		Shares (Thousands)	Ownership (%)		Carrying Value		of the Investee		(Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813		$1,065,813		71,773	28	$1,542,361		$1,383,040		$389,424		Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services		3,000,000	3,000,000		300,000	100		4,222,858		1,252,890		1,251,383	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment		1,738,709	1,738,709		178,000	89		1,742,779		28,454		24,922	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services		882,219	522,003		223,190	100		891,526	(9,358)		(9,358)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services		838,506	838,506		60,000	100		708,745		49,929		28,797	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers		574,112	1,389,939		26,383	100		659,128		51,503		51,503	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment		164,000	164,000		1,760	40		608,933		644,765		158,205	Equity-method investee
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service		482,165	482,165		37,942	69		574,283		150,467		106,974	Subsidiary
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution		283,500	283,500		22,498	33		257,371		536	(17,543)		Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services		288,327	288,327		—	30		255,121		57,514		17,262	Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service		250,000	—		25,000	50		250,689		1,322		689	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services		150,000	150,000		15,000	100		194,344		38,619		38,619	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		206,089	—		6,960	100		187,755	(29,047)		(29,187)		Subsidiary
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services		67,025	67,025		4,438	30		113,304		96,047		26,955	Equity-method investee
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service		114,640	—		11,464	40		109,783	(12,142)		(4,857)		Equity-method investee
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development		62,209	62,209		5,996	56		101,142		50,669		24,991	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers		70,429	70,429		6,000	100		86,433		16,880		19,013	Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services		71,770	71,770		1,703	33		75,369		51,289		11,479	Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail		65,000	—		6,500	65		60,125	(7,427)		(4,875)		Subsidiary
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service		43,847	—		—	100		37,564	(5,363)		(5,363)		Subsidiary
					VND	(30,921,368)					VND	(28,188,004)	VND	((2,738,996))	VND	((2,738,996))
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware		60,008	60,008		3,429	30		34,545		30,954		9,348	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication		17,291	17,291		1	100		22,439		8,732		8,732	Subsidiary
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system		20,400	—		2,040	51		20,351		217	(49)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		—	—		—	100		—		—		—	Subsidiary
						(Note 3)	(Note 3)					(Note 3)				(Note 3)

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales		206,190	206,190		16,824	41		345,505		170,048		69,726	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment		466,517	27,452		15,875	100		313,515	(166,649)		(166,567)		Subsidiary
					US$	(15,875)	US$	(875)			US$	(10,350)	US$	((5,670))	US$	((5,668))

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	$2,000		$2,000		200	100	$1,804		$(132)		$(132)		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring		6,068	6,068		200	100		10,211		1,874		1,874	Subsidiary
					US$	(200)	US$	(200)			US$	(337)	US$	(64)	US$	(64)

(Continued)

									Balance as of December 31, 2011						Recognized Gain
					Original Investment Amount					Percentage of			Net Income (Loss)		(Loss)
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2011		December 31, 2010		Shares (Thousands)	Ownership (%)	Carrying Value		of the Investee		(Notes 1 and 2)		Note

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	31,973		31,973		1,010	100	6,875		(4,341)		(4,341)		Subsidiary
					US$	(1,010)	US$	(1,010)			RMB	(1,430)	RMB	((951))	RMB	((951))

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	1,000		—		—	100	954		(46)		(46)		Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate leasing business	2,793,667		2,793,667		83,290	100	2,828,083		49,014		3,903		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061		409,061		18,102	38	462,161		123,773		53,984		Equity-method
					SG$	(18,102)	SG$	(18,102)			SG$	(19,827)	SG$	(5,294)	SG$	(2,309)	investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875		91,875		10,317	53	122,333		11,892		6,353		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	34,483		34,483		1,043	100	11,372		(7,366)		(7,366)		Subsidiary
					US$	(1,043)	US$	(1,043)			US$	(376)	US$	((251))	US$	((251))
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000		20,000		602	43	—		—		—		Equity-method investee
					US$	(602)	US$	(602)
		CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service	20,000		20,000		2,000	4	26,966		150,467		5,507		Equity-method investee
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731		49,731		1,001	—	48,841		1,383,040		3,470		Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	31,973		31,973		1,010	100	6,875		(4,341)		(4,341)		Subsidiary
					US$	(1,010)	US$	(1,010)			RMB	(1,430)	RMB	((951)	RMB	((951)

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504		12,504		400	100	8,350		(3,514)		(3,514)		Subsidiary
					US$	(400)	US$	(400)			US$	(276)	US$	((120))	US$	((120))

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	Sales of communication business	444,712		5,647		15,180	100	292,039		(168,649)		(168,649)		Subsidiary
					US$	(15,180)	US$	(180)			US$	(9,641)	US$	((5,738))	US$	((5,738))
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177		21,177		5,240	45	21,511		(2,811)		(1,264)		Equity-method
					US$	(675)	US$	(675)			US$	(710)	US$	((96))	US$	((43))	investee
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	14,483		14,483		3,500	100	1,192		(7,341)		(7,341)		Subsidiary
					HK$	(3,924)	HK$	(3,924)			HK$	(306)	HK$	((1,944))	HK$	((1,944))

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	13,862		13,862		—	49	698		(14,853)		(7,279)		Equity-method
					RMB	(2,963)	RMB	(2,963)			RMB	(145)	RMB	((3,252))	RMB	((1,594))	investee

23	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	116,821		—		—	100	73,475		(47,942)		(47,942)		Subsidiary
					US$	(4,000)					US$	(2,426)	US$	((1,631))	US$	((1,631))
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	148,413		—		—	100	80,136		(71,229)		(71,229)		Subsidiary
					US$	(5,000)					US$	(2,646)	US$	((2,423))	US$	((2,423))
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	57,860		—		—	100	59,370		(2,703)		(2,703)		Subsidiary
					US$	(2,000)					US$	(1,960)	US$	((92))	US$	((92))	(Note 4)
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	115,971		—		—	100	78,438		(43,101)		(43,101)		Subsidiary
					US$	(4,000)					US$	(2,590)	US$	((1,466))	US$	((1,466))
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	$206,089		$—		—	100	$187,896		$(29,046)		$(29,046)		Subsidiary
					RMB	(45,448)					RMB	(39,088)	RMB	((6,360))	RMB	((6,360))

29	Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co ., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and intergartion of information system	177,176		—		—	100	158,708		(29,046)		(29,046)		Subsidiary
					RMB	(39,376)					RMB	(33,016)	RMB	((6,360))	RMB	((6,360))

Note 1:              The equity in net income (loss) of investees was based on audited financial statements.

Note 2:              The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:              New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2011.

Note 4:              The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

		Total Amount of Paid-in	Investment	Accumulated Outflow of Investment from Taiwan as of	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31,	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of December 31,	Accumulated Inward Remittance of Earnings as of December 31,
Investee	Main Businesses and Products	Capital	Type	January 1, 2011	Outflow	Inflow	2011	Investment	(Note 2)	2011	2011

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$31,973	Note 1	$31,973	$—	$—	$31,973	100%	$(4,341)	$6,875	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	28,282	Note 1	13,862	—	—	13,862	49%	(7,279)	698	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	116,821	Note 1	—	116,821	—	116,821	100%	(47,942)	73,475	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	148,413	Note 1	—	148,413	—	148,413	100%	(71,229)	80,136	—

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	57,860	Note 1	—	57,860	—	57,860	100%	(2,703)	59,370	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	115,971	Note 1	—	115,971	—	115,971	100%	(43,101)	78,438	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	—	177,176	—	177,176	100%	(29,046)	158,708	—

Jiangsu Zhenhua Information Technology Company, LLC.	Intelligent energy conserving and intelligent building services	—	Note 1	—	28,912	—	28,912	75%	— (Note 7)	28,912 (Note 7)	—

(Continued)

Accumulated Investment in		Investment Amounts Authorized		Upper Limit on Investment
Mainland China as of		by Investment Commission,		Stipulated by Investment
December 31, 2011		MOEA		Commission, MOEA

	$31,973		$48,169	$405,048
US$	(1,010)	US$	(1,500)	(Note 3)
	13,862		79,882	1,277,573
US$	(431)	US$	(2,500)	(Note 4)
	439,065		439,065	3,091,691
US$	(15,000)	US$	(15,000)	(Note 5)
	177,176		177,176	223,825,589
US$	(6,000)	US$	(6,000)	(Note 6)
	28,912		141,077	223,825,589
US$	(960)	US$	(4,800)	(Note 6)

Note 1:                 Investments were through an holding company registered in a third region.

Note 2:                 Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:                 The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:                 The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:                 The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:                 The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:                 Prepayment for long-term investment, NT$28,912 thousands, was injected in Jiangsu Zhenhua in December 2011.  Jiangsu Zhenhua has not completed its registration on December 31, 2011.

Note 8:                 The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Year ended December 31, 2011

Revenues from external customers	$79,596,975	$73,670,839	$23,907,744	$15,048,946	$237,600	$—	$192,462,104
Intersegment revenues (Note 2)	15,058,063	6,917,665	1,786,850	1,611,001	668	(25,374,247)	—
Interest income	4,401	97	644	1,079	648,859	—	655,080
Other income	515,470	36,359	840	899,669	2,243,152	—	3,695,490

	$95,174,909	$80,624,960	$25,696,078	$17,560,695	$3,130,279	$(25,374,247)	$196,812,674

Interest expense	$169	$11	$3	$1	$38	$—	$222

Depreciation and amortization	$20,138,758	$8,157,650	$2,138,366	$1,259,428	$219,858	$—	$31,914,060

Other expense	$14,863	$4,710	$979	$2,321	$189,059	$—	$211,932

Segment income before tax	$18,481,679	$26,248,914	$9,404,326	$2,018,612	$(774,893)	$—	$55,378,638

Total assets	$227,866,308	$58,024,956	$19,137,318	$22,848,593	$105,420,695	$—	$433,297,870

Capital expenditures for segment assets	$16,569,480	$4,258,614	$3,637,400	$1,409,548	$609,427	$—	$26,484,469

Year ended December 31, 2010

Revenues from external customers	$70,851,943	$76,185,340	$23,592,536	$15,557,015	$224,109	$—	$186,410,943
Intersegment revenues (Note 2)	14,492,338	2,047,870	1,010,260	1,562,581	1,816	(19,114,865)	—
Interest income	1,065	728	1,111	603	442,736	(349)	445,894
Other income	36,602	154,438	16,931	95,548	905,882	(170,104)	1,039,297

	$85,381,948	$78,388,376	$24,620,838	$17,215,747	$1,574,543	$(19,285,318)	$187,896,134

Interest expense	$75,105	$508	$140	$54	$—	$(349)	$75,458

Depreciation and amortization	$21,947,782	$8,080,515	$2,075,907	$1,369,406	$174,320	$—	$33,647,930

Other expense	$284,462	$10,424	$1,046	$191,775	$405,999	$(170,104)	$723,602

Segment income before tax	$18,048,409	$27,933,263	$9,651,111	$2,617,614	$(1,812,332)	$—	$56,438,065

Total assets	$227,450,818	$57,125,409	$16,434,019	$21,608,356	$121,768,377	$—	$444,386,979

Capital expenditures for segment assets	$14,259,706	$5,237,274	$1,794,855	$1,654,047	$1,357,596	$—	$24,303,478

(Continued)

Note 1:                 The Company organizes its reporting segments based on types of organizational business.  The five reporting segments are segregated as below:  Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•                Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•                Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•                Internet business - the provision of HiNet services and related services;

•                International fixed communications business - the provision of international long distance telephone services and related services;

•                Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:                 Represents intersegment revenues from goods and services.

Note 3:                 According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles:

The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises.  However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD.

PRODUCTS AND SERVICE REVENUES

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Year Ended December 31
	2011	2010

Mobile services revenue	$70,779,411	$72,960,755
Local telephone services revenue	42,956,117	33,248,675
Leased line services revenue	27,036,649	27,530,898
Internet services revenue	21,152,593	21,143,817
International long distance telephone services revenue	12,214,117	12,785,515
Domestic long distance telephone services revenue	5,796,342	6,653,479
Others	12,526,875	12,087,804

	$192,462,104	$186,410,943